UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number 001-33362
eTelecare Global Solutions, Inc.
(Translation of registrant’s name into English)
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ETELECARE GLOBAL SOLUTIONS, INC.
Form 6-K
TABLE OF CONTENTS

Page
Other Events	3
Signature	4
Exhibit 99.1 — Press Release	5

Other Events
          On March 2, 2009, eTelecare Global Solutions, Inc. (the “Company”) filed Form 17-C with the Philippine Securities and Exchange Commission reporting the following information:
          On March 1, 2009, the Company caused its wholly-owned subsidiary, eTelecare Global Solutions - Singapore PTE Ltd., to enter into a Share Purchase Agreement (“SPA”) with TalkTalk Group Limited (“TTG”), a company incorporated in England and Wales and which is a service provider of, amongst other things, mobile and fixed line telecommunications and broadband services, for the purpose of acquiring the entire issued share capital of The Phone House (Proprietary) Limited (“TPH”), a South African company which is a provider of contact centre and support services in Cape Town, South Africa, for the sum of three million seven hundred thousand pounds (L3,700,000.00). On the same date, the Company entered into and executed an Outsourcing Agreement with TTG and TPH, as a guarantor on the provision by TPH of telephone support services to customers of TTG.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eTelecare Global Solutions, Inc.

(Registrant)

Date: March 4, 2009	By	/s/ Dave M. Gomez
Name: Dave M. Gomez
Title: Chief Legal Officer

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